United States securities and exchange commission logo





                     January 17, 2024

       Susan K. Cullen
       Senior Executive Vice President, Treasurer and Chief Financial Officer Flushing Financial Corporation
       220 RXR Plaza
       Uniondale, New York 11556

                                                        Re: Flushing Financial
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-33013

       Dear Susan K. Cullen:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance